POWELL GOLDSTEIN LLP

1201 WEST PEACHTREE STREET, 14TH FLOOR

ATLANTA, GA 30309

404-572-6600

November 17, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Summit Bank Corporation

Preliminary Proxy Statement

Filed October 5, 2006

File No. 0-21267

Ladies and Gentlemen:

On behalf of our client, Summit Bank Corporation (the “Company”), we are responding to the comments received from your office by letter dated November 1, 2006, with respect to the above-referenced Preliminary Proxy Statement. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Preliminary Proxy Statement.

All page references (excluding those in the headings and the staff’s comments) in our responses to Comments 1 through 18 refer to the pages of the marked courtesy copy of Amendment No. 1 to the Preliminary Proxy Statement, which is being filed concurrently and reflects the Company’s responses to your comments. The responses to Comments 19 through 26 have been provided by UCBH Holdings, Inc. (“UCBH”), and page references (excluding those in the headings and the staff’s comments) in those responses refer to the UCBH Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the Commission on March 16, 2006.

Preliminary Proxy General

1.	Provide the staff with an extensive factual and legal analysis supporting your belief that the proposed hearing is sufficient for compliance with the Section 3(a)(10) exemption. Also, provide your analysis as to how you determined that the shares will be freely tradable after the hearing and approval of the merger.

Response: Please see the analysis attached as Appendix A to this letter.

2.	Please provide the staff with the KBW prepared boardbooks used for the merger with UCBH.

Response: We have supplementally provided, under separate cover, copies of the KBW prepared board books for the Staff’s internal review and subject to KBW’s request for confidentiality of these materials, which appears in the cover letter accompanying the materials.

3.	Provide the staff with a copy of any and all Notices or other information that was sent to shareholders relating to the Fairness Hearing conducted by the California authorities.

Response: Please see Exhibit A to the memorandum attached to this letter in response to Comment 1 for a copy of the notice sent to Summit’s shareholders relating to the Fairness Hearing conducted by the California authorities.

Notice of Special Meeting

4.	Revise the Dissenters’ paragraph to disclose that in order to dissent, shareholder must either vote against the merger or not return a proxy and send a Notice to the Company by (insert date) that contains the information outlined on page .

Response: We have revised the Dissenters’ paragraph in the Notice of the Special Meeting as requested.

Questions and Answers, page 1

5.	The last question on page 1 and the first question on page 2 appear contradictory in that one states first allocation is stock to holders making no election and the second states first allocation is cash to those making no election. Please revise or advise.

Response: This question indicates a contradiction exists between the last question on page 1 and the first question on page 2 based on the assumption that both of these questions deal with the situation where a shareholder has failed to make an election. However, both questions deal with the situation where a shareholder has made an election to receive a specific type of consideration available in the merger (i.e., cash in the case of the first question and stock in the case of the second question) and more than 50% of the shareholders have elected to receive the same type of consideration, thus exceeding the parameters allowed with respect to the total amount of each type of such consideration that may be paid under the merger agreement. As a result, we believe the questions and answers referenced in this comment are not contradictory.

For example, in the case of the first question, the language indicates that if Summit’s shareholders elect to receive cash consideration aggregating in excess of 50% of the total merger consideration, then some shareholders electing to receive cash may receive stock notwithstanding their election to receive cash. This question is intended simply to illustrate the process that UCBH will follow to adjust excess specific elections, as opposed to allocating shares to non-elections – in other words, to illustrate how a shareholder who has expressed a specific desire for cash or stock might not get his or her desired type of consideration. In the case where an excess of cash has been elected, it is logical to first allocate all of the stock consideration possible to shareholders that have expressed no preference (i.e., non-electing shareholders). In the opposite case, where an excess of stock has been elected, it would be equally logical to first allocate all of the cash consideration possible to shareholders that have expressed no preference.

In an effort to further clarify the fact that the first allocation to non-electing shareholders will vary depending on whether an excess amount of cash or stock has been elected by Summit’s shareholders on an aggregate basis, we have added a new question on page 1 addressing non-electing shares specifically. We have also changed the responses to the questions referenced in this comment to more clearly indicate the context within which the first allocation to non-electing shareholders is being made.

6.	Noting the statement on page 2 that the Election Form accompanies the proxy statement, please provide the staff with a copy of all materials that will accompany the proxy and consider making those items Appendices.

Response: Copies of the Election Form and of the Letter of Transmittal, both of which will accompany the proxy statement, are attached as Appendices D and E, respectively, to the proxy statement.

7.	The first Q&A on page 3 appears to contradict previous questions in that it states that holders not making an election will be allocated cash or shares “depending on the elections made by other shareholders.” Previous Q&A’s (pages 1 and 2) indicate these holders would receive the first allocations.

Response: As indicated in our response to Comment 4 above, the first allocation among non-electing shareholders will vary depending on whether an excess amount of cash or stock has been elected by Summit’s shareholders on an aggregate basis. We have clarified this Q&A and moved it to page 1 so that it will appear in conjunction with the other allocation questions.

8.	The second Q&A on page 3 indicates a letter of transmittal will accompany the Proxy. Please provide the staff with a copy of this Form and any and all other materials that will be sent to holders. In this regard, consider adding the transmittal letter and form as Appendices.

Response: Please see our response to Comment 6. A copy of the Letter of Transmittal is attached as Appendix E to the proxy statement.

9.	With regard to the appraisal right Q&A on page 4, please revise to clearly state the procedures that must be followed in order to perfect appraisal rights.

Response: The appraisal right Q&A on page 4 has been revised to more clearly state the procedures that must be followed in order to perfect appraisal rights.

10.	Please revise existing Q&A’s or provide additional Q&A’s to address the following items; the level of dissenters that would result in the merger being terminated (5%), the lag time between submission of the letter of transmittal and the holders ability to trade the new securities being received, the anticipated date of the “effective time”, the voting agreement of affiliates, and, the no solicitation provision agreed to by the Company.

Response: We have added additional Q&A’s on pages 4 and 5 to address the following items: (i) the level of dissenters that would result in the merger being terminated; (ii) the lag time between submission of the Letter of Transmittal and the holder’s receipt of certificates evidencing the new securities being received; (iii) the anticipated date of the “effective time”; (iv) the voting agreements of affiliates; and (v) the no solicitation provision agreed to by the Company.

Summary Completion of the Merger …, page 10

11.	Revise the last bullet to define “Determination Date”.

Response: The last bullet on page 10 has been revised to define “Determination Date”, as requested.

Risk Factors…, page 12

12.	Revise the preamble to state that the following discussion contain all known material risks.

Response: The preamble to the risk factors on page 12 has been revised as requested.

Historical and Proforma Share Data …, page 21

13.	Please revise to address the following regarding your pro forma data:

•	Please clearly disclose the nature of the material adjustments made to the pro forma data to reflect the cost savings associated with the merger.

Response: The pro forma financial information includes salary savings, which will be realized through the elimination of redundant operations, along with expense reductions in professional services, including audit, consultant and legal fees, regulatory examinations, insurance costs and data processing expenditures. We have revised the second to the last paragraph on page 23 to disclose the nature of the material adjustments made.

•	Please revise to disclose the amounts of all adjustments made to present each pro-forma measure.

Response: With regard to the pro forma information set forth in the table on page 23, other than the change in the UCBH book value per share, all other differences between the UCBH historical information and the UCBH pro forma combined information are considered to be immaterial. The computation of the Summit pro forma equivalent information, which is simply a fixed multiple of UCBH’s historical information and therefore does not relate to Summit’s historical financial data, is explained in the second paragraph on page 23. We have added an explanatory footnote to the table on page 23 to explain the difference in UCBH’s historical and pro forma book values.

•	Tell us how you determined these adjustments were factually supportable.

Response: Factors that were considered in determining the supportability of the adjustments used in preparing the pro forma information included:

•	Computation of the purchase price

•	Current plans to finance the cash portion of the purchase consideration

•	An estimate of the fair value of the loan and deposit accounts, based on prior acquisition experience

•	Meetings between UCBH and Summit to identify duplicate operations

•	Reviews of Summit’s expenses to identify areas of non-personnel expenses that would not continue post-close

Background of and Reasons for the Merger …, page 26

14.	Revise to add discussion as to why the Company, after receiving the offer, did not form a Special Committee, or otherwise solicit other offers.

Response: We have added disclosure on page 26 in response to this comment.

15.	Revise the second paragraph on page 27 to indicate whether or not the Board considered whether a better/higher offer might be forthcoming if the Company was to solicit other offers.

Response: We have revised the second paragraph on page 27 in response to this comment.

Summit’s Reasons for the Merger, …, page 27

16.	With regard to the third bullet on page 28, revise to clarify what other strategies were considered and why not pursuing them was advantageous to Summit’s shareholders.

Response: The third bullet on page 28 has been revised in response to this comment.

Unexercised Summit Options …, page 41

17.	Revise to quantify the amount to be paid.

Response: We have revised our disclosure on page 41 to quantify the amount to be paid in connection with unexercised options.

Interests of Certain Persons in the Merger …, page 53

18.	Revise to disclose the total number of options outstanding and the weighted average exercise price.

Response: We have revised our disclosure on page 53 to disclose the total number of options outstanding and the weighted average exercise price.

Form 10-K

Management’s Discussion and Analysis

General

19.	We note that you include the balance of loans held for sale in various loan and allowance for loan loss disclosures presented in accordance with Industry Guide 3. Please revise your presentation to reflect the fact that your allowance for loan losses is not attributable to your loans held for sale.

Response: Our process for determining the level of the allowance for loan losses includes only loans held in portfolio and excludes any loans that are held for sale. Please refer to our Consolidated Balance Sheets at page 69, which presents “loans held in portfolio,” “allowance for loan losses” and “net loans held in portfolio”, On the same balance sheets, loans held for sale are reflected as a separate line item, with no allowance being deducted from the gross loans held for sale balance. In addition, in footnote #8 on pages 90 and 91, which is titled Loans Held in Portfolio and Allowance for Loan Losses, we disclose the various components of our loans held in portfolio, the total of loans held in portfolio, and then present the allowance for loan losses as a deduction from this balance. “Net loans held in portfolio” is the final amount in this table.

Please refer to “Selected Financial Data” on page 18. In accordance with the discussions that we have had with the Staff, in our anticipated Form 10-K/A we will add the necessary notations to the captions to inform a reader when loans held for sale have been included or excluded from the tabular information.

Please refer to Page 27 of Management’s Discussion and Analysis. Under the caption “Loans Held For Sale,” we explain the nature of the loans that are included in this asset classification. In accordance with the discussions that we have had with the Staff, we propose to include the following sentences at the end of the first paragraph of the referenced section in our anticipated Form 10-K/A:

“Loans held for sale are valued at the lower of cost or fair value. Unless otherwise indicated, Loans Held for Sale are not included in any of the disclosures or discussions that address the loan portfolio, including outstanding balances and portfolio performance indicators.”

Please refer to page 44 of Management’s Discussion and Analysis. Under the caption “Loans,” we have specifically segregated the discussions of loans held in portfolio from loans held for sale. The loans held in portfolio discussion includes a five-year categorization table of loans along with the related allowance for loan losses. The final caption in the table is “Net loans held in portfolio.” The discussion of loans held for sale makes no reference to an allowance for loan losses. In addition, two tables, one on page 46 and one on page 47, address the repricing and maturity profiles of loans held in portfolio. Each table includes the allowance for loan losses; however, nowhere in either table is there any reference to loans held for sale. The final caption is each table is “Net loans”, which we will change in our anticipated Form 10-K/A to “Net loans held in portfolio”. In addition, throughout this section of Management’s Discussion and Analysis, we will insert the necessary information in the various tables to inform a reader when Loans Held for Sale have been excluded from the tabular information.

Please refer to “Credit Risk Management”, which begins on page 52. Under the heading “Nonperforming Assets”, we propose to augment the first sentence to read as follows:

“Nonperforming assets include nonaccrual and restructured loans from loans held in portfolio and other real estate owned (OREO), but exclude any loans held for sale.”

Under the caption “Allowances for Loan Losses”, we will augment the first sentence to read as follows:

“The allowance for loan losses is established to provide for probable losses inherent in UCB’s credit portfolio, exclusive of loans held for sale.”

In addition, throughout the Credit Risk Management Section we will insert the necessary information in the various tables to inform a reader when Loans Held for Sale have been excluded from the tabular information.

Finally, our portfolio of loans held for sale is valued at the lower of aggregate cost or market value as stated in Note 1 on page 74, and no reference is made to the allowance for loan losses in either this section of Note 1 or in Note 7 on page 89 titled Loans Held for Sale.

Based on the above, we believe that our presentation of the allowance for loan loss disclosures complies with Industry Guide 3. However, in accordance with the discussions that we have had with the Staff, we propose to augment the discussion of our accounting policy for the allowance for loan losses in our anticipated Form 10-K/A by including the following sentence:

“The allowance for loan losses represents our estimate of the losses that are inherent in the loan and lease portfolios, excluding loans held for sale.” Similarly, loans held for sale are excluded from any of the information included in Note 8 “Loans Held in Portfolio and Allowance for Loan Losses.”

20.	You state that you have a full service branch in China. Please revise to disclose the information required by Industry Guide 3 pertaining to foreign activities, or confirm in your disclosure that the activities do not meet the threshold set forth in Rule 9-05 of Regulation S-X.

Response: Please refer to page 20 of Management’s Discussion and Analysis entitled “Asia Locations”. We briefly discuss these overseas operations that are still only a minor part of our total operations in an effort to disclose our plans to continue our efforts to expand these operations. Also, please refer to Note 26, Segment Information, on pages 111 and 112. Our Hong Kong operations are identified as being included in our “Other” segment, which has its associated balances depicted in tabular form. (The “Other” category also includes the financial position and results of operations of a non-bank subsidiary UCBIS). The table in the footnote illustrates that neither total assets, total revenues, or net income in this “Other” category exceeded ten percent of the corresponding amounts in the related financial statements. Therefore, our Hong Kong operations do not meet the threshold set forth in Rule 9-05 of Regulation S-X.

Please also see the response to Comment 21 below for additional related discussion.

Asia Locations …, page 20

21.	For purposes of transparency to the reader, please revise to disclose the difference between a fully operating branch and a representative office as you use the terms here. Please revise to describe the types of services provided by each and disclose the significance of these operations to your business.

Response: Our fully operational Hong Kong branch is authorized to conduct a complete range of banking operations, including offering deposit, foreign exchange and remittance services, issuing cashier orders, and providing trade finance, commercial banking and lending services. Our representative offices, on the other hand, cannot conduct any profit generating banking business and is restricted to the specific activities that have been approved by the banking authorities of the country in which it operates, such as providing market research and acting in the capacity of a liaison to bank customers. These operations are currently insignificant to the operations of UCBH. Please see the response to Comment 20, above, which discusses how we have determined the insignificance of these operations.

As discussed with the Staff, we propose to augment the discussion of our Asia Locations in Management’s Discussion and Analysis in our anticipated Form-10K/A by including the following sentences:

“Currently, UCB has a fully operational branch in Hong Kong and representative offices in Shenzhen, China and Taipei, Taiwan. Our fully operational Hong Kong branch is authorized to conduct a complete range of banking operations, including offering deposit, foreign exchange and remittance services, issuing cashier orders, and providing trade finance, commercial banking and lending services. Our representative offices in Shenzhen and Taipei, on the other hand, cannot conduct any profit generating banking business and are restricted to the specific activities that have been approved by the local banking authorities of their respective country, such as providing market research and acting in the capacity of a liaison to existing bank customers.”

Finally, should any or all of these operations become significant as defined in Rule 9-05 of Regulation S-X, we will make the additional disclosures as required by Guide 3.

Financial Statements

Basis of Presentation and Summary of Significant Accounting Policies

Loans Held For Sale …, page 74

22.	You state here that you record loans that have been identified with the intention to sell as “held for sale”. Please revise your policy disclosure to more clearly reflect how you considered paragraph 8(a) of SOP 01-6 in determining the classification of the loan at origination, as opposed to the point at which you identify the loan with the intention to sell. Otherwise, tell us how you determined that your policy is appropriate in light of the guidance of paragraph 8a.

Response: We evaluate loans that we have designated as being held for sale in accordance with SOP 01-6 and believe that our policy disclosure addressing Loans Held for Sale on page 74 complies with the disclosure requirements of the SOP. This disclosure is as follows:

“Loans that have been identified with the intention to sell are carried at the lower of aggregate cost or market value.”

Currently, the only loans that we originate with the intent to sell are our SBA loans, the guaranteed portion of which we sell in the secondary market. These loans make up only a small portion of both total loan originations and loans held for sale. All other loans are originated with the intent and ability to hold in portfolio. However, because of liquidity, risk management or other needs, commercial loans are identified periodically for sale in the secondary market. When such a determination is made, we immediately transfer them into loans held for sale and adjust their values to the lesser of carrying value or fair market value. For instance, we sell certain commercial real estate loans from time to time to reduce geographic concentrations. These loans are originated in held for portfolio and typically remain there for approximately two years before they are considered for transfer to held for sale.

As discussed with the Staff, in our anticipated Form 10-K/A, we propose to augment the discussion of our accounting policy on loans held for sale to include the following sentence:

“Loans that are originated with the intent to sell, as well as loans that were originated with the intent and ability to hold for the foreseeable future (loans held in portfolio) but which have been subsequently designated as being held for sale for risk management or liquidity needs are carried at the lower of cost or fair market value.”

Accounting for Stock Based Compensation …, page 80

23.	We note that you accelerated the vesting of previously granted stock options. Please tell us how you determined that the impact of the vesting acceleration is not material and how you considered the guidance of FIN 44.

Response: FIN 44 provides the following with regard to the acceleration of vesting:

“A modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). A modification may provide for an acceleration of vesting if certain specified future events occur. The modification effectively results in a renewal of the award if the event occurs, vesting accelerates, and the employee is able to exercise (vest in) an award that otherwise would have expired unexercisable (unvested) pursuant to the award’s original terms. Accordingly, (a) the intrinsic value of the award shall be measured at the date of the modification and (b) any intrinsic value in excess of the amount measured at the original measurement date shall be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. Attribution of any additional compensation cost may require estimates, and adjustments of those estimates in later periods may be necessary.”

To determine any additional compensation expense that arose from the vesting acceleration, as required by FIN 44, we first calculated the intrinsic value of each award as of the date of the modification. That was accomplished by comparing the market price of UCBH’s stock as of the date that the acceleration took place to the original exercise price of each option grant. Any positive difference between the two represented the potential excess intrinsic value. If the difference was negative (i.e., the exercise price was greater than the market value at the modification date), no excess intrinsic value was indicated.

Using the guidance prescribed by FIN 44, we then estimated the number of employees who would have forfeited their options (as a result of termination of employment resulting from normal course attrition and normal course performance-related terminations) under the original terms of the awards had the acceleration not taken place. This was accomplished by using termination estimates, including the forfeiture factor that had been used for the options valuations in the Black-Scholes models. Using these estimates, we calculated the compensation expense that would be associated with the vesting acceleration, which resulted in an amount that was immaterial to UCBH’s consolidated financial statements as more fully described in Note 1 on pages 79 and 80.

Goodwill …, page 92

24.	We note that you recorded a purchase price adjustment to the goodwill recorded in your acquisition of First Continental Bank, due to an error in the stock price used to determine the value of the stock issued in that transaction. This adjustment does not appear to be related to a preacquisition contingency pursuant to paragraph 40 of SFAS 141. Further, since the guidance of EITF 99-20 was outstanding at this time, it is not clear how you determined this was related to a purchase price allocation rather than an error. Please tell us what accounting literature you relied upon in concluding that the adjustment to goodwill should be recorded as an adjustment to the purchase price allocation of amounts paid for First Continental Bank and not as a correction of an error.

Response: The purchase price adjustment that we describe in our Goodwill footnote (Note 10) related to our acquisition of First Continental Bank is not related to a preacquisition contingency but to an error in accounting for the purchase price. In the period in which the error was discovered, we included a disclosure on page 81 of our 2004 Annual Report, which was incorporated by reference into our 2004 Form 10-K. In addition, this issue was discussed at length with and the accounting/reporting treatment was approved by our Audit Committee.

Please refer to Note 10 on page 92. In accordance with discussions with the Staff, in our anticipated Form 10-K/A, we will create a new caption in the goodwill activity table to segregate the FCB purchase price adjustment from the correction of the error in the purchase price determination. We will also augment the description in the paragraphs following the table to clearly describe the error.

25.	Please revise to disclose the nature of each of your purchase price adjustments relating to your business combinations. Refer to paragraph 51(h) of SFAS 141.

Response: The primary adjustment reflected in the referenced goodwill table in Note 10 is the adjustment for First Continental Bank. Please refer to our response to Comment 24, above. Two additional purchase price adjustments are reflected in the table and are explained in the footnote as follows:

“…During the three months ended June 30, 2004, the Company finalized its purchase accounting with respect to the First Continental Bank acquisition, which resulted in a $2.3 million reduction to goodwill. Additionally, for the year ended December 31, 2003, the Company finalized its purchase accounting with respect to the Bank of Canton of California acquisition, which resulted in a $2.9 million reduction to goodwill.”

Both of these adjustments represent post acquisition adjustments to assets acquired and liabilities assumed in connection with the respective acquisitions and were recorded within the one year post-close time period as allowed by SFAS No. 141. Neither of these adjustments was considered to be significant enough to warrant an in-depth discussion of each component of the adjustment and the above disclosure was deemed to be adequate.

We will continue to monitor any adjustment to goodwill associated with future acquisitions and will include the appropriate disclosures in future filings as required by paragraph 51(h) of SFAS No. 141, where applicable.

Mortgage Servicing Rights …, page 93

26.	As of each balance sheet date, please revise to quantify the exposure for loan repurchases you may be required to make under the recourse obligations of your representation and warranty provisions. Disclose the amount of repurchases made during each of the years presented, and quantify the gain or loss recorded on those repurchases.

Response: Please refer to the continuation of Note 12 on page 94 where the following is disclosed:

“Some agreements with investors to whom UCB has sold loans have representation and warranty provisions that could require the repurchase of loans under certain circumstances. Management does not believe that any such repurchases will be significant, and therefore, no provision for any repurchase has been recorded.”

We have not repurchased any sold loans as a result of recourse obligations stemming from our representation and warranties in any of the years presented. Based on this experience and as of the respective balance sheet dates, we do not consider that we have an exposure to make any loan repurchases under the recourse obligations of the representation and warranty provisions of our loan sales contracts. As a result, we will revise the above disclosure to read as follows:

“Some agreements with investors to whom UCB has sold loans have representation and warranty provisions that could require the repurchase of loans under certain circumstances. Management does not believe that any exposure from such repurchases currently exists, and therefore, no provision for any repurchase has been recorded.”

We will continue to monitor our experience involving such repurchases and will include any disclosures in future filings based upon changes in our experience.

***

As requested in your letter, we are including with our response an acknowledgment executed by an officer of Summit Bank Corporation with respect to the matters indicated in the third paragraph under the heading “Closing Comments.”

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Questions regarding the Company’s Preliminary Proxy Statement disclosure and Comments 1-18 should be addressed to the undersigned at (404) 572-6819. Questions regarding the UCBH Annual Report on Form 10-K and Comments 19-26 should be addressed to either Nicholas C. Unkovic (telephone 650-843-3238) or Remsen M. Kinne, IV (telephone 415-954-0316) at Squire, Sanders & Dempsey (counsel to UCBH). Thank you.

Very truly yours,

/s/    Katherine M. Koops

FOR POWELL GOLDSTEIN LLP

Enclosures

cc:	Pin Pin Chau

Jonathan Downing

Remsen M. Kinne, IV, Esq.

Nicholas C. Unkovic, Esq.

[Summit Letterhead]

November 15, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Summit Bank Corporation

Preliminary Proxy Statement

Filed October 5, 2006

File No. 0-21267

Ladies and Gentlemen:

In connection with the response to the comments received from your office by letter dated November 1, 2006, with respect to the above-referenced Preliminary Proxy Statement, the undersigned officer on behalf of Summit Bank Corporation (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and Definitive Proxy Statement (collectively, referred to herein as the “Proxy Statement”);

•	that staff comments or changes to disclosure in the Proxy Statement in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission’) from taking any action with respect to the filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Summit Bank Corporation

By: /s/ Pin Pin Chau

Its: President and Chief Executive Officer

Appendix A

Analysis of Availability of Section 3(a)(10) Exemption for Merger of Summit Bank Corporation into UCB Merger Sub, LLC, a Wholly-Owned Subsidiary of UCBH Holdings, Inc.

On November 1, 2006, the California Corporations Commissioner (the “California Commissioner”) held a public hearing to approve the fairness of the terms and conditions of the exchange of UCBH common stock for Summit common stock in the Merger (the “Fairness Hearing”) pursuant to Section 25142 of the California Corporate Securities Law of 1968, as amended (the “Corporate Securities Law”). The Fairness Hearing was scheduled by the California Commissioner in response to UCBH’s related application pursuant to Corporate Securities Law Section 25121 submitted to and received by the California Commissioner on September 29, 2006 (the “UCBH Application”).

At the Fairness Hearing, UCBH and Summit representatives provided testimony before the California Commissioner’s hearing officer concerning the Merger Agreement and the Merger. Testimony also was provided at the Fairness Hearing by UCBH’s and Summit’s respective financial advisors who prepared and delivered written fairness opinion concerning the Merger.

Prior to the Fairness Hearing, the California Commissioner approved and executed a Notice of Hearing dated October 6, 2006, with respect to the Fairness Hearing (the “Hearing Notice”). The Hearing Notice contains information required by Rule 250.18 promulgated under the Corporate Securities Law: a brief statement of relevant facts (including those described under “Merger Agreement” above), an outline of terms and conditions of the Merger, a statement of issues to be considered at the Fairness Hearing and the time and place of the Fairness Hearing. The Hearing Notice was mailed to all holders of record of Summit securities on October 10, 2006. A copy of the Hearing Notice is attached hereto as Exhibit A.

The Hearing Notice informed all Summit shareholders and option holders of their right to request and obtain additional information from the California Commissioner prior to the Fairness Hearing and to appear at, attend and make statements and ask questions at the Fairness Hearing, either in person or through representatives. No holder of Summit securities contacted the California Commissioner or UCBH prior to the Fairness Hearing and, other than Summit’s Chief Executive Officer who provided testimony in the Fairness Hearing, no holder of Summit securities appeared at or attended the Fairness Hearing.

Also prior to the Fairness Hearing, Summit received one email communication from an individual who identified himself as a Summit shareholder representative. This communication requested information about the date, time and place of the Fairness Hearing. In response Summit provided the Fairness Hearing date, time and place information indicated in the Hearing Notice. The individual from whom Summit received this communication did not contact Summit subsequent to Summit’s response and did not appear at or attend the Fairness Hearing.

Following the Fairness Hearing, the California Commissioner issued a permit (the “Permit”) and accompanying certificate of issuance of permit (the “Certificate”) confirming the California Commissioner’s determination of the fairness of and approval of the fairness of the terms and conditions of the Merger.

DISCUSSION

Section 3(a)(10) Exemption From Registration

The issuance and exchange of UCBH common stock for Summit common stock in the Merger meets the requirements for exemption from registration pursuant to the Securities Act of 1933, as amended (the “Securities Act”) under Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). In particular, this transaction meets the conditions specified in the Commission’s Revised Staff Legal Bulletin No. 3 (CF) dated October 20, 1999 (the “Revised Staff Bulletin”), for application of the Section 3(a)(10) registration exemption as follows:

Exchange for Securities. Summit common stock will be exchanged in the Merger partly for securities in the form of UCBH common stock and partly for cash. The fact that some cash is included in the Merger consideration does not preclude the availability of the Section 3(a)(10) exemption. See Revised Staff Bulletin, note 5. See also Commission’s no-action positions in Vision Communication, Inc., August 29, 1994; Pacific Scientific Co., July 31, 1989.

Authorized Governmental Entity. The California Commissioner is a California governmental entity expressly authorized by Corporate Securities Law Section 25142 to approve the fairness of the terms and conditions of offers and sales of securities such as the issuance and exchange of UCBH common stock for Summit common stock in the Merger upon application pursuant to Corporate Securities Law Section 25121 as in the UCBH Application. A copy of Corporate Securities Law Section 25142 provides as follows:

“When application is made for a permit to issue securities or to deliver other consideration (whether or not the security or transaction is exempt from qualification or not required to be qualified) in exchange for one or more bona fide outstanding securities, claims, or property interests, or partly in such exchange and partly for cash, the commissioner is expressly authorized to approve the terms and conditions of such issuance and exchange or such delivery and exchange and the fairness of such terms and conditions, and is expressly authorized to hold a hearing upon the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities or to deliver such other consideration in such exchange have the right to appear. The application for a permit to deliver consideration other than securities shall be in such form, contain such information and be accompanied by such documents as shall be required by rule of the commissioner or, in the absence thereof, in substantially the form of an application filed pursuant to Section 25121.”

Fairness Determination. Before approving the Merger, the California Commissioner found that the terms and conditions of the Merger are fair to the Summit shareholders to whom UCBH common stock is to be issued in the Merger. This finding is reflected in the statement made by the California Commissioner’s hearing officer after the conclusion of witnesses’ testimony in the Fairness Hearing that, “. . . [B]ased on testimony I’ve heard today from the witnesses, UCBH Holdings and Summit Bank, and also the investment bankers’ opinion that the transaction is fair from a financial point of view, plus what I know from reviewing the application, I find that the proposed merger of UCBH Holdings and Summit Bank Corporation is fair, just, and equitable.” Fairness Hearing transcript, p. 28, lines 10 through 16 (copy available upon request). This finding also is reflected in the California Commissioner’s statement contained in paragraph 4 of the certificate of issuance of permit that the terms and conditions of the offer and sale of UCBH common stock in the Merger “are fair and are approved.”

Reliance on Section 3(a)(10). Prior to the Fairness Hearing, UCBH informed the California Commissioner that UCBH intended to rely on the Section 3(a)(10) registration exemption based on the California Commissioner’s approval of the Merger. UCBH first informed the California Commissioner of this by letter delivered to the California Commissioner with the UCBH Application on September 29, 2006. Confirming the California Commissioner’s receipt of this information, the Hearing Notice executed by the California Commissioner on October 6, 2006, and mailed to Summit’s securities holders on October 10, 2006, also contains a statement to this effect. Finally, UCBH reiterated this information in opening statements prior to testimony by witnesses provided at the Fairness Hearing.

Fairness Hearing Held Preceding Approval. The California Commissioner’s hearing officer held the Fairness Hearing before approving the fairness of the Merger. The hearing officer stated his finding after the conclusion of witnesses’ testimony in the Fairness Hearing. The California Commissioner issued the Permit after the conclusion of the Fairness Hearing.

Express Authorization by Enabling Legislation. California law expressly authorizes the California Commissioner to hold public fairness hearings such as the Fairness Hearing. Corporate Securities Law Section 25142 is specific enabling legislation that provides for public fairness hearings such as the Fairness Hearing and that expressly authorizes the California Commissioner to approve the fairness of the terms and conditions of the offer and sale of securities such as the UCBH common stock to be issued in the Merger.

Open Fairness Hearing. As required by Corporate Securities Law Section 25142, the Fairness Hearing was open to all holders of Summit securities, including all Summit shareholders to whom UCBH common stock is to be issued in the Merger. The Hearing Notice states that “[a]ny interested security holder may be present at the hearing, may, but need not, be represented by legal counsel, and will be given an opportunity to be heard.” Hearing Notice, p. 12, Section 12. The Hearing Notice further indicates that all holders of Summit securities were entitled to the issuance of subpoenas to compel attendance of witnesses and production of documents and are were invited to make their views known by correspondence to the California Commissioner prior to the Fairness Hearing, whether or not they intended to attend the Fairness Hearing.

Notice of Fairness Hearing. Appropriate notice of the Fairness Hearing was provided in a timely manner by mailing the Hearing Notice to all holders of Summit securities, including all holders of outstanding shares of Summit common stock and all holders of unexercised options to purchase Summit common stock. The Hearing Notice was mailed on October 10, 2006, twenty two (22) days prior to the Fairness Hearing, in accordance with Corporate Securities Law Section 25142 and the California Commissioner’s notice period determination upon consideration of the UCBH Application. The information contained in the Hearing Notice includes the date, time and place of the Fairness Hearing. Hearing Notice p. 1, para. 2. The Hearing Notice also contains a description of the right of the Summit securities holders to attend the Fairness Hearing. Hearing Notice p. 12, Section 12. The timing of mailing of and the content of the Hearing Notice adequately advised the Summit securities holders of their right to attend the Fairness Hearing and provided them with the information necessary to effect that right.

No Procedural Impediments. There were no procedural impediments to the appearance by any of Summit securities holders to appear at, attend, make statements and ask questions at the Fairness Hearing. Corporate Securities Law Section 25142 does not impose any such procedural impediments and none were imposed by the California Commissioner, UCBH or Summit.

Resale of UCBH Common Stock Issued in the Merger

Securities such as the UCBH common to be issued in the Merger that are issued in an exchange to which the Section 3(a)(10) exemption from Securities Act registration requirements applies are not deemed to be restricted securities under Rule 144(a)(3) promulgated under the Securities Act. See Revised Staff Bulletin, note 31. See also Commission’s no-action position in ForBio Inc., September 23, 1998. As discussed above, the requirements for application of the Section 3(a)(10) exemption from Securities Act registration are satisfied with respect to the issuance of UCBH common stock in the Merger.

Accordingly, the UCBH common stock issued in the Merger, except for UCBH common stock issued to former affiliates of Summit, may be resold without restrictions under the Securities Act. UCBH common stock issued to former affiliates of Summit will be subject to resale requirements under Rule 145(d) promulgated under the Securities Act. The Merger Agreement provides that affiliates of Summit will execute and deliver to UCBH affiliate agreements containing obligations for compliance with Rule 145(d) that will apply to resale of these former affiliates of Summit after closing of the Merger.

CONCLUSION

The requirements for application of the Section 3(a)(10) exemption from Securities Act registration are satisfied with respect to the issuance of UCBH common stock in the Merger by the Fairness Hearing and the California Commissioner’s fairness finding and approval of the Merger after the Fairness Hearing. UCBH common stock issued in the Merger, except for UCBH common stock issued to former affiliates of Summit to whom Rule 145(d) resale requirements will apply, may be resold without restrictions under the Securities Act.

EXHIBIT A TO ANALYSIS OF 3(A)(10) EXEMPTION

BEFORE THE

DEPARTMENT OF CORPORATIONS

OF THE

STATE OF CALIFORNIA

In the Matter of the Application of UCBH HOLDINGS, INC. for a Permit Authorizing the Sale and Issuance of Securities Pursuant to Section 25121 of the Corporate Securities Laws of 1968, as amended	) ) ) ) ) ) ) )	NOTICE OF HEARING IN CONNECTION WITH MERGER OF SUMMIT BANK CORPORATION WITH AND INTO UCB MERGER, LLC (A WHOLLY-OWNED SUBSIDIARY OF UCBH HOLDINGS, INC.) FILE No. 506-2611

TO:	ALL OF THE HOLDERS OF OUTSTANDING SHARES OF COMMON STOCK AND OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK OF SUMMIT BANK CORPORATION

THIS GIVES YOU NOTICE that a public hearing will be held by the Commissioner of Corporations of the State of California (the “Commissioner”) in connection with the issuance of common stock by UCBH Holdings, Inc., a Delaware corporation (“Applicant”), to effect the merger of Summit Bank Corporation, a Georgia corporation (“Summit”) with and into Applicant’s wholly-owned subsidiary, UCB Merger, LLC a Delaware limited liability company (“Merger Sub”).

The hearing shall be held on Wednesday, November 1, 2006 at 10:00 a.m. in the offices of the Commissioner at 71 Stevenson Street, Suite 2100, San Francisco, California 94105-2980. The hearing will be conducted by the Commissioner or a person the Commissioner designates for that purpose. The hearing shall be held in response to the application filed by Applicant, on September 29, 2006, under Section 25142 of the California Corporate Securities Law of 1968 (the “Corporate Securities Law”).

The terms of the merger provide that Applicant will exchange up to 4,879,123 shares of its common stock to be newly issued at closing, together with up to $88,172,374 in cash consideration, for all the outstanding shares and options to purchase shares of Summit. Summit shall be merged with and into Merger Sub. Based on the Nasdaq Global Select Market daily closing price for UCBH as of September 13, 2006, the total value of consideration payable by UCBH in exchange for outstanding Summit shares and options in the Merger is approximately $176,000,000.

After the merger, Summit shall cease to exist as a separate entity, the former shareholders of Summit shall have received a combination of Applicant’s stock and cash as merger consideration and the former stock option holders of Summit who do not exercise their stock options prior to closing

i

shall have received cash as merger consideration. In a separate transaction to occur immediately after the closing of the merger of Summit with and into Merger Sub, Summit’s wholly-owned national banking association subsidiary Summit National Bank will be merged with and into Applicant’s wholly-owned California state-chartered commercial bank subsidiary United Commercial Bank (“UCB”).

THIS NOTICE DOES NOT CONSTITUTE A SOLICITATION OF A SUMMIT SHAREHOLDER’S VOTE ON THE MERGER. AFTER THE HEARING AND THE ISSUANCE OF A PERMIT TO OFFER AND SELL SECURITIES, SUMMIT SHAREHOLDERS WILL BE PROVIDED WITH A PROXY STATEMENT PURSUANT TO WHICH THEY WILL BE ASKED TO VOTE ON THE MERGER AND THE MERGER AGREEMENT.

A.	The Purpose of the Hearing

The purpose of the hearing is to enable the Commissioner to determine the fairness of the terms and conditions of the merger described below pursuant to Section 25142 of the California Corporate Securities Law of 1968 (the “Corporate Securities Law”).

Applicant has applied with the Commissioner for a permit (the “Permit”) to issue up to 4,879,123 shares of its common stock, $0.01 par value per share (“Applicant Common Stock”), together with up to $88,172,374 in cash to the shareholders of Summit (the “Shareholders”) and the stock option holders of Summit (the “Option Holders”), in exchange for the Shareholders’ shares of common stock of Summit (“Summit Shares”) and the Option Holders’ unexercised options to purchase common stock of Summit (“Summit Options”) pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of September 18, 2006, by and among Applicant, Summit and Merger Sub (the “Merger Agreement”).

The Applicant’s Common Stock will be issued in reliance upon the “fairness hearing” exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”). The availability of the exemption is contingent upon the issuance of the Permit qualifying the issuance of shares of Applicant’s Common Stock in the merger following a public hearing to be conducted by the Commissioner. For the purpose of obtaining the Permit and relying on the exemption under Section 3(a)(10) of the Securities Act, Applicant has requested a public hearing on the fairness of the terms and conditions set forth in the Merger Agreement under Section 25142 of the Corporate Securities Law.

B.	Applicant’s Description of Applicant’s Business

Applicant is a bank holding company for UCB, registered with the Board of Governors of the Federal Reserve System. Applicant conducts its principal business through UCB which makes up almost all of Applicant’s consolidated assets and revenues. UCB is the leading California bank serving the ethnic Chinese and Asian communities and offers multilingual services to all of its customers in English, Cantonese and Mandarin.

Applicant’s stock began trading on the Nasdaq National Market on November 5, 1998 under the ticker “UCBH.” On October 28, 2002, Applicant acquired Bank of Canton of California (“BCC”) by purchasing the outstanding shares of common stock of BCC. BCC was then merged into UCB, with UCB as the surviving corporate entity. On December 13, 2002, Applicant purchased the assets and assumed the liabilities of a branch of Broadway National Bank, a national bank association, located in Brooklyn, New York. On July 14, 2003 Applicant acquired First Continental Bank (“FCB”) in a merger acquisition, pursuant to which FCB was merged into UCB, with UCB as the surviving corporate entity. On October 31, 2005 Applicant acquired Pacifica Bancorp (“Pacifica”), the holding company of Pacifica Bank, a Washington state-chartered bank (“Pacifica Bank”), in a merger acquisition, pursuant to which Pacifica merged with and into UBH Merger Sub, Inc., Applicant’s wholly-owned subsidiary (the “Merger Corp.”), with the Merger Corp. as the surviving entity, and Pacifica Bank merged with and into UCB with UCB as the surviving entity. On November 28, 2005, Applicant acquired Asian American Bank & Trust Company (“AABT”) in a merger acquisition, pursuant to which AABT merged with and into UCB with UCB as the surviving entity. Merger Sub is a Delaware limited liability company wholly-owned by Applicant that was formed on September 18, 2006. Applicant intends to continue to grow within its existing markets and to branch into or acquire financial institutions in other markets consistent with Applicant’s capital requirements and management skills.

As of June 30 2006, UCBH had total assets of $8.29 billion, total net loans held in portfolio and loans held for sale of $6.12 billion, total deposits of $6.24 billion, and stockholders equity of $639.7 million. UCBH common stock trades on the Nasdaq Global Select Market under the symbol “UCBH.”

The high and low bid prices for Applicant’s common stock for each of the four quarters for the years 2004 and 2005, and the quarter ended June 30, 2006 were as follows:

	2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter
High bid price during quarter (1)	$20.75	$21.13	$20.64	$23.98
Low bid price during quarter (1)	$17.92	$16.86	$18.43	$18.92

	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter
High bid price during quarter (1)	$23.03	$20.45	$19.70	$18.80
Low bid price during quarter (1)	$19.74	$15.07	$16.20	$16.31

	2006 First Quarter	2006 Second Quarter
High bid price during quarter (1)	$19.28	$19.60
Low bid price during quarter (1)	$16.74	$16.06

(1)	Adjusted for two-for-one stock splits effective on, respectively, April 11, 2001, April 11, 2003 and April 12, 2005.

The closing price for Applicant’s Common Stock on September 13, 2006, was $18.12, which is the closing price on which the exchange ratio reflected in the Merger Agreement is based. As of December 31, 2005, there were 34,026 holders of the Applicant’s Common Stock.

Federal securities laws require Applicant to file information with the Securities and Exchange Commission (the “Commission”) concerning its business and operations. Applicant files annual, quarterly, proxy statements and other periodic reports with the Commission according to these requirements. You can inspect and copy this information at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 205049. You can also do so at the following regional offices of the Commission:

North East Regional office

The Woolworth Building

233 Broadway, 13th Floor

New York, New York 10279

Pacific Regional Office

5670 Wilshire Boulevard, 11th Floor

Los Angeles, CA 90036-3648

You can obtain additional information about the operations of the Commission’s public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that, like Applicant, file information electronically with the Commission. You can also inspect information about Applicant at the offices of the Nasdaq Global Select Market or by visiting the Nasdaq Global Select Market web site (http://www.nasdaq.com).

C.	Applicant’s Description of the Material Features of the Merger

1. Description of the Merger. The Merger Agreement provides for the merger of Summit with and into Merger Sub, with Merger Sub as the surviving company. Following the merger, Summit Bank will be merged with and into UCB, with UCB as the surviving company. As a result of the merger, all assets, rights, privileges, immunities, powers, franchises and interests of Summit in and to every type of property and all other rights and interest as assignee, receiver and in any fiduciary capacity shall be transferred to and vest in Merger Sub.

2. The Effect of the Merger. At the effective time of the merger, each Summit Share (other than Summit Shares held by Shareholders who exercise their dissenters’ rights under the Georgia Business Corporations Code) will be converted into the right to receive either Applicant Common Stock, cash, or a combination of Applicant Common Stock and cash as merger consideration. In addition, at the effective time of the merger, each unexercised Summit Option will be converted into the right to receive cash as merger consideration.

Each Summit Share will be converted into the right to receive either (i) 1.3521 shares of Applicant Common Stock (the “Exchange Ratio”), or (ii) cash in the amount of $24.50 per share (the “Per Share Cash Consideration”). The merger consideration to which each Shareholder is entitled will be determined in part according to an election to be made by each Shareholder. Each Shareholder may elect to receive in exchange for his/her Summit Shares either (i) all cash, (ii) all shares of Applicant Common Stock, or (iii) a combination of cash and shares of Applicant Common Stock. The total mix of cash and stock received in exchange for all of a Shareholder’s Summit Shares common will be subject to allocation by Applicant’s exchange agent in order to ensure that 50% of the Summit Shares are exchanged for cash and the other 50% for Applicant Common Stock, or as close an approximation to that division as is possible.

Each unexercised Summit Option will be converted into the right to receive cash in the amount of the Per Share Cash Consideration, less the applicable option exercise price.

Applicant will appoint Wilmington Trust Company as exchange agent. The exchange agent will: process merger consideration elections made by Shareholders; allocate Applicant Common Stock and cash merger consideration in accordance with the Merger Agreement’s allocation provisions; and distribute merger consideration to Shareholders and to Option Holders who surrender their certificates representing Summit Shares and their unexercised Summit Options documentation together with a completed and signed transmittal letter and a backup withholding tax form.

3. Tax Treatment. The merger is intended to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “IRC”). As a consequence, the exchange of Summit Shares solely for shares of Applicant Common Stock should not result in recognition of taxable gain or loss for U.S. federal income tax purposes. The exchange of Summit Shares in part for Applicant Stock and in part for cash will result in recognition of taxable gain. The exchange of Summit Shares and unexercised Summit Options solely for cash will result in recognition of taxable gain or loss.

Applicant’s and Summit’s respective legal counsel will deliver to the boards of directors of Applicant and Summit opinions addressing certain U.S. federal income tax aspects of the merger. The proxy statement materials provided by Summit to Shareholders will contain a description of U.S. federal income tax aspects of the merger.

Each Shareholder is urged to consult with his or her own tax, accounting and/or financial advisor regarding the particular tax consequences of the merger including the applicability and effect of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in those laws.

v

THE TAX TREATMENT DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS.

4. Conditions to Closing. The Merger Agreement contains various condition precedent to be satisfied or waived in order to complete the merger.

Conditions precedent under the Merger Agreement that are applicable to the respective obligations of both Applicant and Summit, are as follows:

•	approval of the merger by Summit shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the transactions contemplated by the merger agreement;

•	Applicant’s and Summit’s receipt of tax opinions from their respective counsel;

•	Applicant’s and Summit’s receipt of opinions from their respective financial advisors with respect to the fairness from a financial point of view of the transactions contemplated by the Merger Agreement;

•	completing all filings required by applicable securities laws;

•	all statutory waiting periods applicable to the transactions contemplated by the merger agreement shall have expired; and

•	obtaining all regulatory approvals or waivers required to consummate the transactions contemplated by the merger agreement from applicable governmental and regulatory authorities as well as required consents and/or approvals of applicable private parties.

In addition to the above, the obligations of Applicant under the Merger Agreement are subject to conditions precedent that include, but are not limited to, the following:

•	no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred, or be reasonably likely to occur with respect to Summit and its subsidiaries taken as a whole;

•

at the time of the consummation of the transactions contemplated by the merger agreement Summit’s net worth shall be at least $59 million plus $250,000 for each full calendar month in 2007 preceding such time, adjusted to reflect: (i) the after tax effect of expenses related to the merger and any gain or loss from the sale of assets in the ordinary course after June 30, 2006; (ii) any change in the “Accumulated Other Comprehensive Loss” line of Summit’s consolidated statement of financial condition as of the end of the month preceding the consummation of the merger; and (iii) the amount of quarterly cash dividends paid by Summit from July 1, 2006 through the consummation of the merger (such dividends are not permitted to exceed $.10 per share);

•	at the time of the consummation of the merger, Summit Bank’s allowance for loan and lease losses shall not be less than $5,962,000;

•	the balance of core deposits with Summit Bank shall not be less than (i) $100 million for non-interest bearing deposits; and (ii) $185 million for all core deposits in the aggregate (for purposes of this condition, core deposits are equal to total deposits less all time deposits);

•	Summit shall have terminated all of its option plans without liability;

•	Summit shall have paid off any amounts owed under its existing credit facility and the lender shall have released any security interests with respect to the Summit Bank stock pledged to it by Summit;

•	Applicant must be satisfied with title reports and insurance policies as well as with the environmental condition of all Summit Bank owned property; and

•	Holders of not more than 5% of the outstanding shares of Summit shall have asserted dissenter’s rights.

5. Representations and Warranties. The Merger Agreement contains various representations and warranties of Summit and Applicant. These include:

Each party’s representations and warranties as to:

•	Due organization and good standing

•	Capitalization

•	Corporate power and authority to execute the Merger Agreement and to consummate the Merger

•	Compliance of or lack of conflict with the Merger Agreement with (1) articles of organization/certificates of incorporation and bylaws, (2) applicable law, and (3) certain material agreements

•	Governmental and third-party approvals

•	Financial statements and the absence of certain changes since December 31, 2005

•	Financial controls and procedures

•	Timely filing of required regulatory reports

•	Legal or administrative proceedings and injunctions

•	Compliance with applicable law

•	Use of a broker and fees related thereto

•	Actions related to the status of the transaction as a “reorganization”

•	Accuracy of information provided for inclusion in documents filed with regulatory agencies

•	Delivery of a fairness opinion by its financial advisor

Summit’s representations and warranties as to:

•	Absence of undisclosed liabilities

•	Subsidiaries

•	Capitalization status for bank regulatory purposes

•	Material contracts

•	Tangible property and assets

•	Real and other property and leases

•	Matters relating to certain loans and deposits

•	Insurance

•	Environmental matters

•	Labor matters

•	Employee benefit plans

•	Filing and accuracy of tax returns

•	Derivatives

•	Voting agreements

•	Community Representation Act

•	Bank Secrecy Act

6. Covenants.

a. Mutual Covenants. The Merger Agreement contains various mutual covenants of Applicant and Summit. These include:

•	to hold confidential information received from the other party in confidence

•	to cooperate with each other to take actions to consummate the Merger

b. Covenants of Summit. The Merger Agreement contains various Summit covenants. These include:

•	to conduct business in the ordinary course consistent with past practice

•	to use reasonable efforts to (i) preserve intact Summit’s business organization, (ii) keep available the present services of the current officers and employees, (iii) preserve the goodwill of customers and other with whom business relationships exist, and (iv) maintain and expand the deposits and loan portfolio assets consistent with Summit’s budget and forecast

•	not to solicit any acquisition proposal from other parties

•	to provide Applicant with access to Summit information

c. Covenants of Applicant. The Merger Agreement contains various Applicant covenants. These include:

•	to prepare and file applications for regulatory approvals

•	to appoint exchange agent

•	to deliver Merger consideration to exchange agent at the closing of the Merger

•	to indemnify Summit directors and officers for certain claims

7. Termination of Merger Agreement.

The Merger Agreement contains several provisions entitling either Applicant or Summit to terminate the Merger Agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not closed by April 30, 2007, then at any time after that date, either Applicant or Summit may terminate the Merger Agreement.

Applicant Average Closing Price Decreases Disproportionately Against an Index. Summit may terminate the Merger Agreement if the Nasdaq Global Select Market closing price for each share of Applicant common stock decreases by more than 20% between September 18, 2006 and five (5) business days prior to closing the merger (the “Determination Date”) and such decrease exceeds the amount of any decrease in the Nasdaq Bank Index (as defined in the Merger Agreement) by more than 20%. If both of these occur, then Summit can choose to terminate the Merger Agreement by providing written notice to Applicant, subject Applicant’s ability to avoid such termination as described below.

Applicant may avoid such termination by electing to adjust the Exchange Ratio as follows: the existing exchange ratio of 1.3521 will be multiplied by a fraction, (i) the numerator of which is the product of (x) $18.12 multiplied by (y) .80 and (ii) the denominator of which is the average closing price of the common stock of Applicant during the 20 consecutive trading days prior to the Determination Date. Applicant may not elect to adjust the Exchange Ratio if the election would have an adverse impact on the tax treatment of the transactions contemplated by the Merger Agreement.

Mutual Consent. The parties may terminate the Merger Agreement at any time before closing, whether before or after approval by Summit shareholders, by mutual consent.

No Regulatory Approvals or Injunction. Either party may terminate the Merger Agreement upon thirty (30) days written notice to the other if the regulatory approvals required to be obtained are denied or withdrawn, or if any such approval is conditioned on terms that are reasonably unsatisfactory to Applicant, subject to certain rights granted in the Merger Agreement, to appeal the denial of such regulatory approval. In addition, the Merger Agreement is terminable by either party if Applicant is not able to obtain a permit from the Commissioner through a fairness hearing procedure to support an exemption from registration pursuant to Section 3(a) (10) of the Securities Act, or to successfully register the securities to be issued pursuant to the merger under the Securities Act. Finally, either party can terminate the Merger Agreement in the event a governmental entity issues a final nonappealable order enjoining or otherwise prohibiting the merger.

Breach of Warranty. Either party may terminate the Merger Agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in the Merger Agreement) if there has been a material breach of any of the representations or warranties set forth in the Merger Agreement on the part of the other party, which breach is not cured within 30 days following written notice to such party, or which breach cannot, by its nature, be cured prior to the closing of the merger.

Breach of Covenant. Either party may terminate the Merger Agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the Merger Agreement) if there has been a material breach of any covenants or agreements set forth in the Merger Agreement by the other party, which is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Superior Proposal. Summit may terminate the Merger Agreement if its Board of Directors determines in good faith that Summit has received a “Superior Proposal” as defined in the Merger Agreement. This right is subject to the requirement that Summit may terminate the Merger Agreement only if, by no later than the sixteenth (16th) business day after its receipt of the proposal, Summit has received from the proposing party an executed definitive agreement with respect to such proposal, is prepared to enter into and announce such agreement, notifies Applicant of its intent to terminate the Merger Agreement and provides Applicant with an opportunity, during an additional five (5) business day period, if Applicant so elects, to amend the terms of the Merger Agreement (as negotiated in good faith between Applicant and Summit) in such a manner as would enable Summit to proceed with the merger. Applicant may terminate the Merger Agreement if the Board of Directors of Summit does not publicly reaffirm in writing its adoption and recommendation of the Merger Agreement on or after the fifteenth day following the receipt of a Superior Proposal, if requested to do so in writing by Applicant.

Termination Fees. Subject to certain exceptions, one party will pay the other a termination fee of $50,000 if the Merger Agreement is terminated based on its material breach of its representations, warranties or covenants. If, within eighteen (18) months after such termination by Applicant, Summit enters into a definitive agreement pursuant to which it will be acquired, Summit will be required to pay the additional $8,736,827 break-up fee described below.

Break-Up Fee. Under the Merger Agreement, Summit must pay Applicant a break-up fee of $8,736,827: (i) if the Merger Agreement is terminated due to the receipt and acceptance by Summit of a Superior Proposal; (ii) if the Board of Directors of Summit does not publicly reaffirm in writing its adoption and recommendation of the Merger Agreement within certain specified period following the receipt of a Superior Proposal, if requested to do so in writing by Applicant; (iii) if it enters into an acquisition agreement with another party within eighteen (18) months after termination of the Merger Agreement due to its material breach of the Merger Agreement; or (iv) if Shareholders fail to approve the Merger Agreement following a withdrawal or adverse qualification of the Board’s support for the merger in anticipation of accepting a competing acquisition proposal.

8. Reasons for the Merger. Applicant’s and Summit’s reasons for the merger include the following:

—	Applicant is interested in partnering with attractive financial institutions such as Summit in markets that fit within or expand Applicant’s existing geographic footprint.

—	Summit and its Board of Directors determined that Summit’s competitive position and the value of its stock could best be enhanced through affiliation with Applicant.

x

9. Determination of Consideration to be Paid to Shareholders. The Exchange Ratio and Per Share Cash Consideration to be used in calculating the merger consideration were agreed to in negotiations between Applicant and Summit. Applicant has received an opinion of Howe Barnes that the merger consideration is fair from a financial point of view. Summit has received an opinion of Keefe Bruyette & Woods that the merger consideration is fair from a financial point of view.

10. General Effect Upon the Rights of Existing Shareholders.

a. Applicant. The authorized capital stock of the Applicant consists of (i) 180,000,000 shares of common stock, $0.01 par value, of which 94,508,837 shares are duly authorized, validly issued, fully paid, nonassessable and currently outstanding as of July 31, 2006, and (ii) 10,000,000 shares of preferred stock, $0.01 par value, of which none are outstanding. The outstanding common stock of Applicant is registered pursuant to Section 12(g) of the Exchange Act, and Applicant files periodic reports under Section 13(a) or 15(d) thereof.

b. Summit. The authorized capital stock of Summit consists of 100,000,000 shares of common stock and 20,000,000 shares of special class of stock. As of September 18, 2006 there are 7,132,104 shares of Summit common stock outstanding and no shares of Summit special class of stock outstanding. As of September 18, 2006, there are outstanding and unexercised Summit Options representing 85,000 shares of Summit common stock. The Summit Shares will be exchanged for merger consideration comprised of Applicant Common Stock according to the Exchange Ratio and cash according to the Per Share Cash Consideration pursuant to the Merger Agreement. The Summit Options will be exchanged for merger consideration comprised of cash according to the Per Share Cash Consideration less the applicable option exercise price.

c. Proxy Statement. The Shareholders will be provided with additional information regarding the merger by a proxy statement to be delivered to the Shareholders by Summit in connection with the shareholders meeting to be called for purposes of approving the merger.

d. Further Information. Further information concerning the merger can be found in the Application and the documents filed with the Application at the office of the Commissioner, at 71 Stevenson Street, Suite 2100, San Francisco, California 94105-2980.

11. Dissenter’s Rights. The Shareholders may dissent from approval of the merger and exercise dissenters’ rights with respect to their Summit Shares pursuant to procedures set forth in the Georgia Business Corporations Code. It is a condition to the merger that no more than 5% of the outstanding Summit Shares shall have elected to exercise dissenters’ rights.

12. Hearing. Any interested security holder may be present at the hearing, may, but need not, be represented by legal counsel, and will be given an opportunity to be heard. Any interested security holder will be entitled to the issuance of subpoenas to compel the attendance of witnesses and the production of books, documents and other items by applying for such subpoenas to the office of the Commissioner, 71 Stevenson Street, Suite 2100, San Francisco, California 94105-2980. If you are interested in this matter, you may appear at the hearing in favor of or in opposition to the granting of the Permit. Whether you plan to attend or not, you are invited to make your views known by sending correspondence for receipt prior to the date of the hearing to Steven S. Bronson, Senior Corporations

Counsel for the Department of Corporations of the State of California, Department of Corporations, 71 Stevenson Street, Suite 2100, San Francisco, California 94105-2980.

The hearing will be held for the purpose of enabling the Commissioner to determine the fairness of the terms and conditions of the issuance of Applicant’s Common Stock pursuant to the Merger Agreement and will be based upon the Application and all papers and documents filed in connection with the application. Section 25142 of the California Corporate Securities Law authorizes the Commissioner to hold such hearing when securities will be issued in exchange for other outstanding securities, whether or not the security or transaction is exempt from qualification, to approve the terms and conditions of such issuance and exchange, and to determine whether such terms and conditions are fair, just and equitable. A FINDING BY THE COMMISSIONER THAT THE PROPOSED TRANSACTION IS FAIR, JUST AND EQUITABLE AND THE ISSUANCE OF A PERMIT THEREAFTER, IS NOT A RECOMMENDATION OF THE PROPOSED TRANSACTION.

San Francisco, California		PRESTON DUFAUCHARD
California Corporations Commissioner

	By:	/s/ Steven S. Bronson
Name: Steven S. Bronson
Title: Senior Corporations Counsel